February 18, 2009

Via EDGAR & Via Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall, Assistant Director Mr. John W. Madison, Attorney

Re:	ReoStar Energy Corporation Schedule 14A Filed on January 16, 2009 File No. 0-52316

Dear Sirs:

                   We have reviewed your comment letter dated February 6, 2009 in respect of the above-referenced schedule. This letter sets forth our responses to your comments. A responsive Amendment No. 1 to the Schedule 14A has been filed concurrently herewith via EDGAR and has been marked to show changes from the original filing. The numbered items correspond to the numbers contained in your letter.

General

1.	We understand from a telephone conversation with Mr. Scott Allen, your Chief Financial Officer, that you printed and mailed the proxy statement in January 2008, prior to the lapse of the 10 day period required by Exchange Act Rule 14a-6(a). Advise us in writing whether or not you will promptly recirculate a revised definitive proxy statement after we indicate to you that we have no further comments relating to this matter. If not, please explain to us why you do not believe that recirculation is required.

Yes, once we receive confirmation from the Staff that you have no further comments relating to this matter, we will promptly file and recirculate a revised definitive proxy statement to our stockholders.

2.	Confirm how and when you notified shareholders that the meeting scheduled for February 10, 2009 would not be held on that date.

On or about February 5, 2009, we sent to all of our stockholders of record a letter notifying them that the annual meeting will not be held on February 10, 2009 and that we will be recirculating a definitive proxy statement setting forth the new date for the meeting. We asked our stockholders to please disregard the notice and the proxy statement they received in late January 2009. We sent this letter by first-class mail and by USPS international priority to our stockholders overseas directed at the addresses of our stockholders as they appear on our records.

Proposal One - Election of Directors, page 5

3.	As Item 401(e) of Regulation S-K contemplates, please provide complete biographical sketches for each director, eliminating all gaps and ambiguities with regard to time in the past five years. Where appropriate, identify the month and year to indicate precisely when each assignment began and ended. Make similar revisions to eliminate gaps from the biographical sketches of your executive officers on page 25.

We have revised the biographical sketches for each director and executive officer per the Staff's comment as reflected in the amended proxy statement.

Nominating Committee, page 7

4.	Disclose the basis for the view of your board of directors that it is appropriate to not have a nominating committee. See Item 407(c)(1) of Regulation S-K.

We have revised the proxy statement per the Staff's comment. Please see page 7 of the amended proxy statement.

Proposal Three - Approval of Proposal to Amend Articles of Incorporation to Effect Reverse Stock Split, page 18

5.	Provide a table comparing the number of shares of common stock issued and the number of shares authorized and not yet issued or reserved both before and after the proposed reverse stock split.

We have revised the proxy statement per the Staff's comment. Please see Proposal Three of the amended proxy statement.

2008 Director Compensation, page 29

6.	Provide the appropriate footnotes to your director compensation table regarding the number of aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

We have revised the proxy statement per the Staff's comment. Please see page 29 of the amended proxy statement.

*****

                   We have endeavored to fully respond to the Staff's comments set forth in its February 6, 2009 letter. On behalf of ReoStar Energy, please be advised that we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                   Thank you in advance for your review. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP